Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2021:

	Attributable to common shareholders									
Three months ended, March 31, 2021	**Hydro**	**Wind & Solar(1)**	**Gas**	**Energy Transition**	**Energy Marketing**	**Corporate**	**Total**	**Equity accounted investments(1)**	**Reclass adjustments**	**IFRS financials**
Revenues	89	91	266	139	61	1	647	(5)	-	642
Reclassifications and adjustments:										
Unrealized mark-to-market (gain) loss	-	5	(23)	6	(8)	-	(20)	-	20	-
Decrease in finance lease receivable	-	-	10		-	-	10	-	(10)	-
Finance lease income	-	-	7		-	-	7	-	(7)	-
Unrealized foreign exchange (gain) loss on commodity	-	-	-		-	-	-	-	-	-
Adjusted revenues	89	96	260	145	53	1	644	(5)	3	642
Fuel and purchased power	1	4	108	129	-	1	243	-	-	243
Reclassifications and adjustments:										
Australian interest income	-	-	(1)	-	-	-	(1)	-	1	-
Mine depreciation	-	-	(27)	(28)	-	-	(55)	-	55	-
Coal Inventory write-down	-	-	-	(8)	-	-	(8)	-	8	-
Adjusted fuel and purchased power	1	4	80	93	-	1	179	-	64	243
Carbon compliance	-	-	39	11	-	-	50	-	-	50
Gross margin	88	92	141	41	53	-	415	(5)	(61)	349
OM&A	10	13	42	23	10	8	106	(1)	-	105
Reclassifications and adjustments:										
Parts and materials write-down	-	-	-	-	-	-	-	-	-	-
Curtailment gain	-	-	-	-	-	-	-	-	-	-
Adjusted OM&A	10	13	42	23	10	8	106	(1)	-	105
Taxes, other than income taxes	1	3	3	2	-	-	9	-	-	9
Net other operating income	-	-	(10)	-	-	-	(10)	-	-	(10)
Reclassifications and adjustments:										
Royalty onerous contract and contract termination penalties	-	-	-	-	-	-	-	-	-	-
Adjusted net other operating income	-	-	(10)	-	-	-	(10)	-	-	(10)
Adjusted EBITDA	77	76	106	16	43	(8)	310			
Equity income										2
Finance lease income										7
Depreciation and amortization										(149)
Asset impairment										(29)
Net interest expense										(63)
Foreign exchange gain										7
Gain on sale of assets and other										1
Earnings (Loss) before income taxes										21

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended June 30, 2021:

	Attributable to common shareholders									
Three months ended, June 30, 2021	**Hydro**	**Wind & Solar(1)**	**Gas**	**Energy Transition**	**Energy Marketing**	**Corporate**	**Total**	**Equity accounted investments(1)**	**Reclass adjustments**	**IFRS financials**
Revenues	114	79	287	101	38	4	623	(4)	-	619
Reclassifications and adjustments:										
Unrealized mark-to-market (gain) loss	-	(4)	(28)	23	(4)	-	(13)	-	13	-
Decrease in finance lease receivable	-	-	10		-	-	10	-	(10)	-
Finance lease income	-	-	6		-	-	6	-	(6)	-
Unrealized foreign exchange (gain) loss on commodity	-	-	-		-	-	-	-	-	-
Adjusted revenues	114	75	275	124	34	4	626	(4)	(3)	619
Fuel and purchased power	3	3	110	92	-	4	212	-	-	212
Reclassifications and adjustments:										
Australian interest income	-	-	(1)	-	-	-	(1)	-	1	-
Mine depreciation	-	-	(26)	(24)	-	-	(50)	-	50	-
Coal Inventory write-down	-	-	-	(3)	-	-	(3)	-	3	-
Adjusted fuel and purchased power	3	3	83	65	-	4	158	-	54	212
Carbon compliance	-	-	32	10	-	-	42	-	-	42
Gross margin	111	72	160	49	34	-	426	(4)	(57)	365
OM&A	14	15	45	46	7	24	151	-	-	151
Reclassifications and adjustments:										
Parts and materials write-down	-	-	(2)	(23)	-	-	(25)	-	25	-
Curtailment gain	-	-	-	-	-	-	-	-	-	-
Adjusted OM&A	14	15	43	23	7	24	126	-	25	151
Taxes, other than income taxes	1	2	4	2	-	-	9	(1)	-	8
Net other operating income	-	-	(10)	(1)	-	-	(11)	-	-	(11)
Reclassifications and adjustments:										
Royalty onerous contract and contract termination penalties	-	-	-	-	-	-	-	-	-	-
Adjusted net other operating income	-	-	(10)	(1)	-	-	(11)	-	-	(11)
Adjusted EBITDA	96	55	123	25	27	(24)	302			
Equity income										2
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment										(16)
Net interest expense										(60)
Foreign exchange gain										14
Gain on sale of assets and other										32
Earnings (Loss) before income taxes										72

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Sept. 30, 2021:

	Attributable to common shareholders									
Three months ended, Sept. 30, 2021	**Hydro**	**Wind & Solar(1)**	**Gas**	**Energy Transition**	**Energy Marketing**	**Corporate**	**Total**	**Equity accounted investments(1)**	**Reclass adjustments**	**IFRS financials**
Revenues	96	55	384	231	86	1	853	(3)	-	850
Reclassifications and adjustments:										
Unrealized mark-to-market (gain) loss	-	21	(71)	(2)	(14)	-	(66)	-	66	-
Decrease in finance lease receivable	-	-	10		-	-	10	-	(10)	-
Finance lease income	-	-	6		-	-	6	-	(6)	-
Unrealized foreign exchange (gain) loss on commodity	-	-	(3)		-	-	(3)	-	3	-
Adjusted revenues	96	76	326	229	72	1	800	(3)	53	850
Fuel and purchased power	3	4	129	190	-	1	327	-	-	327
Reclassifications and adjustments:										
Australian interest income	-	-	(1)	-	-	-	(1)	-	1	-
Mine depreciation	-	-	(26)	(48)	-	-	(74)	-	74	-
Coal Inventory write-down	-	-	-	(5)	-	-	(5)	-	5	-
Adjusted fuel and purchased power	3	4	102	137	-	1	247	-	80	327
Carbon compliance	-	-	33	14	-	-	47	-	-	47
Gross margin	93	72	191	78	72	-	506	(3)	(27)	476
OM&A	11	14	42	28	14	23	132	(1)	-	131
Reclassifications and adjustments:										
Parts and materials write-down	-	-	-	(6)	-	-	(6)	-	6	-
Curtailment gain	-	-	-	-	-	-	-	-	-	-
Adjusted OM&A	11	14	42	22	14	23	126	(1)	6	131
Taxes, other than income taxes	-	3	4	1	-	1	9	-	-	9
Net other operating income	-	-	(10)	57	-	-	47	-	-	47
Reclassifications and adjustments:										
Royalty onerous contract and contract termination penalties	-	-	-	(57)	-	-	(57)	-	57	-
Adjusted net other operating income	-	-	(10)	-	-	-	(10)	-	57	47
Adjusted EBITDA	82	55	155	55	58	(24)	381			
Equity income										1
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment										(575)
Net interest expense										(63)
Foreign exchange gain										1
Gain on sale of assets and other										23
Earnings (Loss) before income taxes										(441)

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended Dec. 31, 2021:

	Attributable to common shareholders									
Three months ended, Dec. 31, 2021	**Hydro**	**Wind & Solar(1)**	**Gas**	**Energy Transition**	**Energy Marketing**	**Corporate**	**Total**	**Equity accounted investments(1)**	**Reclass adjustments**	**IFRS financials**
Revenues	84	98	172	238	26	(2)	616	(6)	-	610
Reclassifications and adjustments:										
Unrealized mark-to-market (gain) loss	-	3	82	(8)	(12)	-	65	-	(65)	-
Decrease in finance lease receivable	-	-	11	-	-	-	11	-	(11)	-
Finance lease income	-	-	6	-	-	-	6	-	(6)	-
Unrealized foreign exchange (gain) loss on commodity	-	-	-	-	-	-	-	-	-	-
Adjusted revenues	84	101	271	230	14	(2)	698	(6)	(82)	610
Fuel and purchased power	9	6	110	149	-	(2)	272	-	-	272
Reclassifications and adjustments:										
Australian interest income	-	-	(1)	-	-	-	(1)	-	1	-
Mine depreciation	-	-	-	(11)	-	-	(11)	-	11	-
Coal Inventory write-down	-	-	-	(1)	-	-	(1)	-	1	-
Adjusted fuel and purchased power	9	6	109	137	-	(2)	259	-	13	272
Carbon compliance	-	-	14	25	-	-	39	-	-	39
Gross margin	75	95	148	68	14	-	400	(6)	(95)	299
OM&A	7	17	46	20	5	29	124	-	-	124
Reclassifications and adjustments:										
Parts and materials write-down	-	-	-	3	-	-	3	-	(3)	-
Curtailment gain	-	-	-	6	-	-	6	-	(6)	-
Adjusted OM&A	7	17	46	29	5	29	133	-	(9)	124
Taxes, other than income taxes	1	2	2	1	-	-	6	-	-	6
Net other operating income	-	-	(10)	(8)	-	-	(18)	-	-	(18)
Reclassifications and adjustments:										
Royalty onerous contract and contract termination penalties	-	-	-	9	-	-	9	-	(9)	-
Adjusted net other operating income	-	-	(10)	1	-	-	(9)	-	(9)	(18)
Adjusted EBITDA	67	76	110	37	9	(29)	270			
Equity income										4
Finance income from subsidiaries										6
Depreciation and amortization										(134)
Asset impairment										(28)
Net interest expense										(59)
Foreign exchange loss										(6)
Gain on sale of assets and other										(2)
Earnings (Loss) before income taxes										(32)

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment. Includes reclassification adjustments.